
DEXIA

Group

The Secretary-General





Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

September, 19th, 2003

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

Please find enclosed the English version of the press releases issued by Dexia S.A. this week.

Please do not hesitate to contact me (☎ +32-2-213 57 35) should you have any further queries.

Yours faithfully

Paul Delva
Deputy Secretary General

PRESS RELEASE


DEXIA

Press service - 1, Sq. de Meeûs 1000 Brussels - Tel. : 02 222 49 95 - Fax : 02 222 90 90 - pressdexia@dexia.be

EMBARGO 5.40 p.m. 19/09/2003	1 PAGE	«MEDIA» «NAME»

COOPTATION OF MR. JAN RENDERS IN THE BOARD OF DIRECTORS OF DEXIA

At the meeting of 11th September 2003, the Board of Directors of Dexia coopted Mr. Jan RENDERS as a director, to replace Mr. Theo ROMBOUTS. The final appointment will be submitted for approval to the next general meeting of shareholders of Dexia.

Born on 1st March 1949 in Herentals (Belgium)

72 – 82	*Research department of ACV (trade union) at national level*
83 – 90	*Secretary, ACW Louvain federation*
90 – 97	*National Secretary, ACW*
97 – 02	*Deputy General Secretary*
1.9.2002	*General Chairman, ACW*

Present positions in boards of directors

(all companies and organizations are located in Belgium)

- *Chairman of the Board of Directors, ARCOFIN, cooperative society*
- *Chairman of the Board of Directors, ARCOPAR, cooperative society*

- *Member of the Board of Directors, AUXIPAR, plc*
- *Member of the Board of Directors IDEWE, External service for prevention and labour protection, non-profit organization*
- *Member of the Board of Directors, IBEVE, Institute for labour security, non-profit organization*

- *Chairman, Maison du Travail (Labour House), non-profit organization*
- *Chairman, Higher institute for Labour (HIVA – KULeuven)*
- *Chairman, World Solidarity*
- *Chairman, Social commitment, cooperative society with a social purpose*
- *Chairman, ACW Bureau, Council and Congress*
- *Chairman, Heverlee Social School, non-profit organization, higher social education (short cycle) for social advancement*